VirnetX Holding Corporation
5615 Scotts Valley Drive, Suite 110
Scotts Valley, California 95066
June 30, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	VirnetX Holding Corporation
Withdrawal of Registration Statement on Form S-1 (File No. 333-151933)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, VirnetX Holding Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-151933), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 25, 2008. The Registrant confirms that no securities were sold in connection with the offering described in the Registration Statement.
The Registrant is withdrawing the Registration Statement as the filing made was intended to be an amendment to the Registrant’s previously filed registration statement on Form S-3 (File No. 333-149884), not a separate registration statement. The Registrant has subsequently filed Amendment No. 1 to its registration statement on Form S-1 (File No. 333-149884).
If you have any questions with respect to this matter, please contact our outside counsel, Lowell Ness, at (650) 614-7400.

Sincerely, VIRNETX HOLDING CORPORATION
/s/ Kendall Larsen
Kendall Larsen
Chief Executive Officer VirnetX Holding Corporation